Law Offices of
Paul, Hastings, Janofsky & Walker LLP
55 Second Street, 24th Floor
San Francisco, California 94105-3441
Telephone (415) 856-7000
Facsimile (415) 856-7100
Internet www.paulhastings.com

September 24, 2010

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Mr. Kevin Rupert

Re:	Firsthand Technology Value Fund, Inc. (the “Fund”); File Nos: 333-168195 and 814-00830 N-2 Filing

Dear Mr. Rupert:

In response to your letter dated August 13, 2010 (the “Comment Letter”) and our related telephone conversation on the same date, the following are the Fund’s responses to your comments on the Fund’s registration statement filed on July 19, 2010.  The comments and related responses are organized in the same fashion as in the Comment Letter, and we have discussed the comments with officers of the Fund, who have authorized us to provide these responses.

Comment 1: Incorporate comments orally provided on the related Form N-14 to this registration statement and vice versa.

Comments accepted.  The Fund has incorporated the oral comments provided on the Form N-14 and written comments on the Form N-2 from the Comment Letter into both registration statements.

Comment 2:  (Cover Page) Prominently disclose that, unlike TVF, the Fund’s common stock is not redeemable at net asset value, that the shares of closed-end investment companies, such as BDCs, frequently trade at a discount from net asset value, that there can be no assurance that a trading market will develop or will be sustainable for the Fund’s common stock after the Reorganization, that the merger is expected to be a taxable event under federal income tax law, and that accumulated capital loss carryforwards of approximately $1.6 billion will be lost in the merger. Please ensure that each topic is appropriately discussed in an appropriately captioned section in the prospectus (e.g. Important Merger Consequences).

Comment accepted.  The prospectus has been revised accordingly.

September 24, 2010

Comment 3: (Cover Page) While the registration statement is incomplete, it appears to us that the public shareholders purchasing in this offering will be subject to some degree of dilution. Thus, the second sentence in the third paragraph on page 3 should be revised accordingly. See comment 26 below.

We respectfully disagree with the staff that shareholders purchasing in this offering will be subject to dilution. The only shareholders who will be acquiring BDC shares in this offering are existing shareholders of TVF. Each participating TVF shareholder would have exactly the same percentage ownership in BDC after the reorganization as he or she does in TVF immediately prior to the reorganization. While the expenses of the reorganization (to be paid on the closing of the reorganization) will reduce the total value of the assets in TVF (and after the reorganization, BDC), this is an expense, not a dilution of an ownership percentage in its technical capital structure sense. The Fund has, however, included in the Form N-14  the estimated expense to be incurred by TVF in connection with the reorganization.

Comment 4: (Cover Page) Insert the word “will” for the word “may” in the first sentence of the first full paragraph on page 4.

Comment accepted.  The Fund has revised the language accordingly.

Comment 5: (Page 5) Revise the last sentence of the first paragraph with respect to the accuracy of information contained in the prospectus. The Fund cannot make sale of its shares and disclaim responsibility for the accuracy of material information in the prospectus. This comment also applies to the disclosure on page 26.

Comment accepted.  The Fund has revised the language accordingly.

Comment 6: (Page 7) Please ensure that the potential fiduciary conflicts arising from Mr. Landis’ role in the alternative energy start-up companies is disclosed. Indeed, whether the Fund invests in these companies or not, there might be a potential for conflict. Does the Fund propose to invest in these companies? Please revise the disclosure to explain how the conflicts will be resolved to protect shareholder interests. The revised disclosure must provide enough specificity to apprise shareholders of the potential fiduciary conflicts. Are there written procedures that have been formally adopted? Is there an independent director assigned to rule on such conflicts? Are these the corporate partners with whom Mr. Landis has long-term relationships, as discussed on page 10? This comment also applies to the first two full paragraphs on page 20, and the disclosure on page 42.

Are there any common directors between the Fund, TVF, and the issuers of the illiquid securities? Does the Merger potentially benefit the issuers of TVF’s illiquid securities by not putting the illiquid securities into the market (as would occur with a liquidation of TVF)? Please disclose and explain the potential conflicts.

The Fund has revised the current disclosure to provide additional information regarding conflicts and common directorships. The Fund, however, respectfully disagrees that the merger potentially benefits the issuers of TVF’s illiquid securities by not putting the illiquid securities

September 24, 2010

into the market. A private transaction involving TVF’s holdings in any illiquid venture capital company at this point in time should not materially benefit or hurt the issuing private company.

Comment 7: (Page 7) The second sentence of the third paragraph should be revised to define how a portfolio company is determined to be a technology company (e.g. companies with at least 50% of revenues or 50% of assets invested in the technology sector.

Comment accepted.  The Fund has revised the disclosure accordingly.

Comment 8: (Page 8) In the last paragraph before the “Market Opportunity” section substitute the word “may” for the phrase “expect to”, or provide a definitive date as to when such hiring will occur.

Comment accepted.  The Fund has revised the disclosure accordingly.

Comment 9: (Page 8) In the second sentence of the last paragraph on this page, insert the word “may” for the word “will”.

Comment accepted.  The Fund has revised the disclosure accordingly.

Comment 10: (Page 8) The Fund should delete the 2012 IPO reference for its investments or it should include objective criteria as to how it will make such investments (including the illiquid securities acquired in the merger).

Comment accepted.  The Fund has deleted the reference.

Comment 11: (Page 10) Please expand the explanation in the first paragraph for “value-oriented investment philosophy” in terms of a Fund’s investment in clean technology companies.

Comments accepted.  The Fund has removed all references to the phrase “value-oriented investment philosophy.”

Comment 12: (Page 11) Confirm that the assets to be acquired from TVF in the merger are eligible portfolio company securities under Section 2(a)(46) of the 1940 Act.

Comments accepted.  The Fund has confirmed that the assets to be acquired from TVF in the merger would be eligible portfolio company securities under Section 2(a)(46) of the 1940 Act, as well as cash.

Comment 13: (Page 11) With respect to the merger, it is unclear if there is an entity designated as the accounting successor as well as the successor for purposes of the presentation of prior performance information, in accordance with the guidance provided by the staff of the Commission in North American Security Trust (pub. Avail. August 5, 1994). Please provide this information (and the basis thereof) in your response letter. Please also explain what financial statements will be included in the Fund’s registration statement at effectiveness. See page 66.

September 24, 2010

TVF will cease to exist after the closing of the reorganization and it will have no accounting successor. We believe this conclusion is consistent with the staff’s view in North American Security Trust. In that letter, the staff states that, in determining whether a new fund resulting from a reorganization is an accounting successor, funds should look at factors such as investment advisers, investment objectives, policies and restrictions, expense structures and expense factors. In this case, while TVF and the Fund have the same investment adviser (SiVest Group, Inc.) and the same investment objective (long-term growth of capital), the two funds have very different policies, principal investment strategies and restrictions (e.g., TVF can invest only 15% of its assets in illiquid securities, but the Fund has no such restriction), expense structures (TVF has a 1.85% unitary management/administrative fee structure; the Fund has a 2% management fee and 20% incentive fee structure), and expense factors (TVF has a unitary fee structure and incurs expenses in connection with open-end fund activities such as securities brokerage; the Fund pays for its own expenses and has expense factors such as private company due diligence expenses that it has to bear itself).

Comment 14: (Page 12) On page 13, the Fund states that is investment adviser will be paid a fee of 2.00% of gross assets. The second paragraph on page 12 states that until the Fund invests the cash portion of the merger proceeds in twelve to eighteen months, it will generally invest in Government securities and other short-term high quality investments. Returns for these proposed investments are such that, in conjunction with even the base management fee and other Fund expenses, the Fund may likely lose money until it becomes fully invested. Please revise the disclosure accordingly.

Comments accepted.  The Fund has revised the disclosure accordingly.

Comment 15: (Page 13) Please disclose the pricing methodology for reinvestment under the dividend reinvestment plan.

Comments accepted.  The Fund has revised the disclosures to disclose the pricing methodology to be used.

Comment 16: (Page 13) The second paragraph states that the Fund’s investment adviser will be paid a base fee of 2.00% of gross assets and an incentive fee. Disclose that the incentive fee structure of the Fund and the calculation of the base management fee on gross assets give the Fund’s investment adviser an incentive to leverage the Fund when it may be unwise to do so, or an incentive to not deleverage the Fund when it would otherwise be appropriate to do so.

The Fund currently does not plan to use leverage. The Fund has revised the disclosures to remove references to the use of leverage.

Comment 17: (Page 14) Delete the word “may” in the fourth sentence in the penultimate paragraph.

Comments accepted.  The Fund has revised the language accordingly.

September 24, 2010

Comment 18: (Page 15) Relocate the parenthetical “(estimated)” to the “Other Expenses” line in the fee table.

Comments accepted.  The Fund has revised the language accordingly.

Comment 19: (Page 15) Since the body of the fee table presents the base management fee as 2.00% of net assets attributable to common stock and footnote (4) generally references the management fee as a percentage of gross assets, please include unequivocal disclosure that a Fund will not leverage during the coming year. If the Fund will leverage, please disclose the leverage limits and revise the fee table accordingly. Please explain how the calculation is made to present the management fee as a percentage of net assets attributable to common stock. Please include some discussion of leverage and disclose that debt and preferred shares are not allocated expenses, such as advisory fees. Disclose that all estimated leverage costs (including interest and any dividends on preferred shares) the Fund will incur during the coming year are included in the fee table.

Comments accepted.  The Fund has revised the language accordingly.

Comment 20: (Page 15) We believe that the Example should present the five percent return required by Form N-2 as if it results entirely from net realized capital gains (making the entire 5% return subject to the 20% capital gains incentive fee). The Fund’s incentive fees are material and we believe it is unreasonable to simply ignore such fees. Please expand the disclosure and complete the Example accordingly.

Comments accepted.  The Fund has revised the Example accordingly.

Comment 21: (Page 17) Substitute the word “no” for the word “limited” in the third highlighted risk statement, or describe the limited experience the investment adviser has in managing a BDC.

Comments accepted.  The Fund has revised the language accordingly.

Comment 22: (Page 19) The illiquid investments to be acquired by the Fund will be acquired and carried at fair value in accordance with Section 2(a)(41) of the 1940 Act. TVF has also carried the illiquid securities at fair value in accordance with Section 2(a)(41), and TVF has apparently, since the 4th quarter of 2007 continuously had in excess of 15% of its net assets in these illiquid securities. Please include the disclosure from page 16 of the N-14 proxy/prospectus with respect to the illiquidity of these assets and the inability of TVF of sell the assets at the carrying value. Expand the disclosure with regard to the circumstances surrounding the failure of the auction. Over an extended period, the inability of TVF to sell the illiquid assets at the approximately carrying value is material information for shareholders and potential investors. A reasonably prudent investor might conclude that when TVF could not sell the assets at their carrying values, the carry values are questionable. Please revise the disclosure and describe this unique risk.

Comments accepted.  The Fund has revised the language accordingly.

September 24, 2010

Comment 23: (Page 19) Please disclose that the Fund’s fair value policies are in writing. Since the Fund discusses follow-on investments in portfolio companies on page 22 that may or may not actually be made, ensure that the Fund’s written fair value policies fully address this issue in accordance with Section 2(a)(41) of the 1940 Act.

Comments accepted.  The Fund has revised the language accordingly, and the policies will address follow-on investments as a factor in valuations.

Comment 24: (Page 23) Since the fee table dos not disclose any “Acquire Fund Fees and Expenses”, revise the disclosure in the first sentence of the third full paragraph to state that the Fund will not make such investments during the coming year, or revise the fee table accordingly. This comment also applies to the first full paragraph on page 62.

Comments accepted.  The Fund has revised the language accordingly.

Comment 25: (Page 26) Please explain supplementally why foreign securities pose significant risks for the Fund’s shareholders.

While the Fund does not expect to invest in any material way in foreign securities, subject the restrictions set forth in the Investment Company Act, it may invest in liquid traded foreign securities. The Fund believes investments in foreign securities can be subject to greater risks than investing in domestic securities because of the factors set forth in the registration statement.

Comment 26: (Page 25) In light of the dilution disclosure and the omitted financial statements, will the Fund have a negative NAV at the time of the merger? If so, please provide cover page disclosure.

The Fund has disclosed on the cover page that the expenses associated with the proposed reorganization would reduce the value of a stockholder’s investment in the short term.Comment 27: (Page 27) Please explain supplementally the second bullet point in the context of a BDC with respect to sales and repurchases of its common stock.

The Fund has a Dividend Reinvestment Plan. To the extent stockholders elect to reinvest distributions back into the Fund, the Fund may either sell new shares or to repurchase existing shares to meet the stockholders’ request. The cost of effecting those sales or repurchase of shares will be borne by the Fund.  Disclosure has been revised to clarify this point.

Comment 28: (Page 27) In the third bullet the N-14 discloses that due diligence review fees are payable to third parties. Are these parties independent of the investment adviser and its affiliates? Do these services require a Section 15 contract? Are these services a performance obligation of the Fund’s investment adviser under its Section 15 contract with the Fund? If so, will the Fund’s investment adviser bear this expense, without reimbursement from the Fund? Please revise the disclosure as needed. This comment also applies to the third bullet point on page 45.

September 24, 2010

Comments accepted.  The Fund has clarified the disclosures for both page 27 and page 45. Due diligence fees are only payable to unaffiliated third parties that are independent of the investment adviser and its affiliates.  Those fees are for project-based outside experts, including technology experts, intellectual property experts, and outside legal law firms or accounting firms. Those fees should not be borne by the investment adviser because those are outside expert expenses of the Fund that is necessary for it to make an investment. It is like a brokerage commission paid to a broker when transacting securities purchases for an open-ended fund, and it would not constitute an investment recommendation that would be subject to Section 15.

Comment 29: (Page 33) Disclose that SiVest has never managed a BDC and that SiVest has only managed an investment company since August 3, 2009.

Comments accepted.  The Fund has revised the language accordingly.

Comment 30: (Page 34) The charts on pages 8 and 34 appear to be identical. Please rectify the apparent redundancy. In addition, charts or graphs should not precede the fee table.

The Fund respectfully disagrees with your comment. While the charts on pages 8 and 34 are identical, they are in two different sections of the prospectus: one is in the Summary, the other is the main body. The Fund believes that the charts are material information that should be disclosed in both locations. While charts and graphs required by Form N-2 should not precede the fee table, the charts on page 8, while preceding the Fees and Expenses table on page 16, is nonetheless in a section (Summary section) which itself precedes the main body of the prospectus (where the Fees and Expenses table is the first part).

Comment 31: (Page 37) Provide portfolio company specific summaries with respect to the positions the Fund will hold after the merger.

Comments accepted.  The Fund has revised the language accordingly

Comment 32: (Page 38) Please explain how the illiquid portfolio securities that the Fund will acquire in the merger will meet the “viable exit strategy” requirements discussed on this page. If these securities present a viable exit strategy for the Fund, so state, and provide and appropriate explanation. If these securities do not provide a viable exit strategy, please expand the disclosure accordingly. See comments 22 and 34.

Comments accepted. The Fund has revised the language accordingly

Comment 33: (Page 41) The Fund’s address was omitted, although there was an address on the facing page of the filing. Has the investment adviser changed locations? Revise the disclosure accordingly.

Comments accepted.  The investment adviser has changed locations. The disclosures have been revised accordingly.

Comment 34: (Page 41) The Fund appears to have but a single interested director at this time. A merger requires both the target fund’s and the acquiring fund’s board of

September 24, 2010

directors to determine that the proposed merger is in the best interests of their respective shareholders. It appears that this decision has already been made for the Fund, but without the input or a properly constituted board of directors under Section 56(a) of the 1940 Act. How will the disinterested Board members address the valuation question outlined in comment 22? It appears that TVF was unable to sell the illiquid securities at their carrying value for a prolonged period. In light of that, why would the Fund be willing to acquire such securities at TVF’s carrying value in the Merger? Please explain.

Comments accepted.  The size of the Board of Directors of the Fund was increased from one initial director (Kevin Landis) to four directors (Kevin Landis and three other disinterested directors). The three disinterested directors are: Greg Burglin, Rodney Yee and Kimun Lee. Mr. Burglin and Mr. Yee are also trustees of Firsthand Funds. The Fund has provided additional disclosures in the registration statement to explain that there could be potential conflicts with this arrangement. The Board of Directors of the Fund, with all four directors attending, met on September 10, 2010 in an in-person meeting to approve, among other things, the investment management agreement with SiVest and the reorganization of TVF into the Fund. Although TVF was unable to sell the illiquid securities during a failed auction in 2009, it does not necessarily mean the carrying value is inaccurate. In addition, the closing of the reorganization is contingent on the Board’s receiving, on the closing date, a valuation recommendation from an unaffiliated third-party valuation firm (Holihan & Lokey). That is the valuation that the Fund will use to acquire the assets of TVF. That valuation could be higher or lower than the current carrying values of TVF.

Comment 35: (Page 44) This section illustrates the calculation of the incentive fees. We suggest that the Fund provide similar examples in its periodic reports to shareholders to show the calculation of the incentive fee actually paid for the period.

Comments accepted.  The Fund will use this illustration in future periodic reports to shareholders.

Comment 36: (Page 45) Please explain supplementally why the BDC Board of Directors considered portfolio transactions and the provision of brokerage and research services to the investment adviser. There would seem to be little use of those services in the Fund’s format, especially in respect of the first sentence of the first full paragraph on page 62.

The Fund may also invest a portion of its assets in liquidly traded micro-cap stocks (those with a market capitalization of $250 million or less). In addition, subject to complying with the 70% eligible securities restriction, the Fund may, from time to time, invest a small portion of its assets in large cap liquid publicly traded securities.

Comment 37: (Page 46) Expand the disclosure to explain the consideration given to potential economies of scale in approving the investment advisory contract.

Comments accepted.  The Fund has expanded the disclosure accordingly.

September 24, 2010

Comment 38: (Page 59) Under the caption “Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws” the Fund generally states that making its common stock a redeemable security and any proposal for liquidation or dissolution requires the approval of the stockholders entitled to cast at least 80% of the votes entitled to be cast on such matter. Please explain why Section 13(a)(1) of the 1940 Act and the vote required thereunder may be different from the shareholder vote defined in Section 2(a)(42) of the 1940 Act.

Comments accepted.  The Fund has included additional disclosure to explain this difference.

Comment 39: Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund’s securities have filed or will file the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

Once the Fund’s registration statement becomes effective, the Fund’s insiders, including its officers, directors, and beneficial owners of more than 10% of its securities, will file the ownership reports required.

Comment 40: We note that material portions of the filing are incomplete and that most exhibits and the financial statements are omitted. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Thank you for this information.  The Fund acknowledges that the staff reserves the right to provide additional comments.

Comment 41: Section 17(a) of the 1940 Act would appear to apply to the merger. It appears that you believe you are acting in reliance on Rule 17a-8. We note, however, that Rule 17a-8 uses the term “registered investment company” and that a BDC is not a registered investment company. Please explain why this transaction may be consummated without exemptive relief. Assuming your continued reliance on Rule 17a-8, please explain supplementally how you meet each condition therein.

The Fund believes that reliance on Rule 17a-8 would be appropriate in connection with the reorganization, notwithstanding the provisions of this rule that limit its application to a merger of a registered investment company (or series thereof) and one or more other registered investment companies (or series thereof) or “eligible unregistered funds,” for the following reasons.

First, Section 57(i) of the Investment Company Act states that the rules and regulations under Sections 17(a) and 17(d) applicable to registered closed-end companies “shall be deemed to apply to transactions subject to [Sections 57(a) and (d)]” until the Commission adopts rules under Sections 57(a) and 57(d) of the Investment Company Act.  Because the Commission has not yet adopted any rules under Section 57(a) similar to Rule 17a-8, we concluded that the Fund,

September 24, 2010

as a BDC, may rely on this rule, in accordance with the provisions of Section 57(i), to effect the Merger.

Second, Wendell Faria of our firm has held informal discussions with James Curtis of the Division of Investment Management’s Chief Counsel’s Office on March 26 and March 29, 2010 to confirm our reading of Section 57(i) and the ability to rely on Rule 17a-8 in the circumstances of the reorganization.  After conferring with Nadya Roytblat, Assistant Director in the Division’s Office of Chief Counsel, Mr. Curtis stated that the staff agreed with our conclusion that Rule 17a-8 would be available by application of Section 57(i).  Mr. Curtis noted that in concluding that Rule 17a-8 would be available, the staff assumed that the conditions of this rule would be satisfied in the circumstances of the Merger.

We have determined that each of the applicable conditions of Rule 17a-8 will be met in connection with the Merger.

First, the “surviving company” (i.e., the Fund), although not a “registered investment company (or series thereof),” is a BDC.  We concluded above, as affirmed by the Commission staff, that references in Rule 17a-8 to “registered investment companies” should not be read to exclude companies that have elected to be BDCs.

Second, the Board of Trustees of TVF (the “TVF Board”), including a majority of the independent trustees, has made the various findings and performed or will perform the procedures set forth in Rule 17a-8(b)(2).  In this regard, the TVF Board (a) has determined that participation in the Merger is in the best interests of TVF, and that the interests of TVF shareholders will not be diluted as a result of the Merger (other than to the limited extent of the expenses associated with the merger), (b) has requested and evaluated such information as may reasonably be necessary to make the foregoing determinations, and has considered and given appropriate weight to all the pertinent factors, including the following: (1) the terms of the reorganization, as set forth in the reorganization agreement, were appropriate and acceptable; (2) the reorganization is anticipated to be a taxable event; (3) shareholders of TVF will bear the fees or expenses in connection with the reorganization; (4) there would be no dilution of interests of TVF shareholders other than to the limited extent of the expenses associated with the reorganization; (5) the historic and current illiquid securities percentages of TVF; (6) the attempts by TVF’s investment adviser to sell the TVF illiquid securities; (7) the lack of favorable alternatives to the reorganization for TVF; and (8) the performance history of TVF.

Third, approval of TVF’s participation in the reorganization by a majority of its outstanding voting securities will be sought at a special meeting of TVF’s shareholders held for this purpose.

Fourth, the TVF Board satisfies the fund governance standards of Rule 0-1(a)(7), as currently in effect and interpreted in light of the U.S. Chamber of Commerce court decisions.

Fifth, the Fund will preserve written records that describe the reorganization and its terms for six years after the reorganization, the first two in an easily accessible place.

September 24, 2010

Comment 42: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Fund does not expect to submit any exemptive application or no-action request in connection with its registration statement.

As requested, we represent and acknowledge the following on behalf of the Fund:

•      the Fund is responsible for the adequacy and accuracy of the disclosure in registration statement filings;

•      should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filling effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning this letter or the information referenced herein, please contact the undersigned at 415-856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
of Paul, Hastings, Janofsky & Walker, LLP

cc:  Kevin Landis, President, SiVest Group, Inc.